      As filed with the Securities and Exchange Commission on May 23, 2000.

                                                      Registration No.: 0-30722


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 10- SB/A


       GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
         UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934




                      MICROWAVE TRANSMISSION SYSTEMS, INC.
                 (Name of Small Business Issuer in its charter)


               Texas                                    75-2197372
  (State or other jurisdiction of                   (I.R.S. Employer
  incorporation or organization)                   Identification No.)

          541 Sterling Drive                              75081
          Richardson, Texas                           --------------
       -------------------------                        (Zip Code)
         (Address of principal
          executive offices)

                   Issuer's telephone number - (972) 669-0591


Securities to be registered under Section 12(b) of the Act:

Title of each class                     Name of each exchange on which
to be so registered                      each class is to be registered

        none                                         none


Securities to be registered under Section 12(g) of the Act:
                          Common Stock, par value $.001 per share
                                    (Title of class)


                                TABLE OF CONTENTS
PART I................................................................................1

ITEM 1.  DESCRIPTION OF BUSINESS......................................................1
Background............................................................................1
History of the Company................................................................2
Stock Exchange with Microwave Transmissions Systems, Inc............................. 2
Business Development................................................................. 3
Summary...............................................................................3
Site Development Business.............................................................3
Maintenance and Management............................................................5
Projects Completed/Underway...........................................................6
Strategy for Future Growth............................................................6
Build-to-Suit Programs................................................................7
Strategic Siting .....................................................................8
Customers.............................................................................8
Sales and Marketing...................................................................8
Competition...........................................................................9
Employees............................................................................11
Regulatory and Environmental Matters.................................................11
 Research............................................................................12
 Suppliers...........................................................................12
Licenses, Franchises, Concessions, Royalty Agreements, Patents
         Trademarks or Labor Contracts...............................................13

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
         OPERATION...................................................................13

ITEM 3.  DESCRIPTION OF PROPERTY.....................................................16

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT..................................................................17

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
         CONTROL PERSONS.............................................................17


         Preston David Spurlin.......................................................17
         Committees of the Board of Directors........................................18

         ITEM 6.  EXECUTIVE COMPENSATION.............................................18
         Employee Benefit Plan.......................................................18

                                       -i-



ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............................19
Related Companies....................................................................19


ITEM 8.  DESCRIPTION OF SECURITIES...................................................20
Capital Stock........................................................................20
Provisions Having a Possible Anti-Takeover Effect....................................21

ADDITIONAL INFORMATION...............................................................21

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS; MARKET DATA.......................21

PART II..............................................................................23

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT=S
         COMMON EQUITY AND RELATED STOCKHOLDER MATTERS...............................23
         Market Information..........................................................23
         Holders.....................................................................23
         Dividends...................................................................23

ITEM 2.  LEGAL PROCEEDINGS...........................................................23

ITEM 3.  CHANGES IN AN DISAGREEMENTS WITH ACCOUNTANTS ON
         ACCOUNTING DISCLOSURE.......................................................23

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.....................................24

ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS...................................24

PART F/S............................................................................F-1

PART III

ITEM 1.  INDEX TO EXHIBITS

SIGNATURES

                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS

         We are a holding company and the sole shareholder of MTSI, Inc., a Texas corporation ("MTSI"), and independent builder of wireless communications infrastructure in the United States and internationally. Our sole asset is the stock of MTSI, and all references herein to "we," "us" or "our" with respect to our business operations refer to the combined business operations of Microwave Transmission Systems, Inc. and MTSI, unless specifically stated otherwise.


         Our revenue is currently generated by our current business: our site development and tower construction services. We have participated in the development of more than 1,000 antennae sites in the major wireless markets in the United States.

         Our site development service business is an "end-to-end" service offering design, construction and operating expertise to a range of wireless service providers. Site development services include: network pre-design, communication site selection, communication site acquisition, local zoning and permitting, and site construction and antennae installation.

         We are currently attempting to use our current presence in the site development services business, our existing national field organization and our relationships with wireless service providers to expand into the ownership and leasing of communication sites. Our growth strategy is to lease antennae space to multiple tenants on towers that we will construct or acquire. We believe that our build-to-suit program will provide an integrated solution to those wireless service providers seeking to minimize their capital expenditures, overhead and time associated with the build-out and on-going maintenance of their wireless network infrastructure.


          Our management believes that rapid advancements in communications technology have left a unique opportunity for companies that will attempt to support the technologies of the future. Our goal is to design, develop and market the next generation of communications infrastructure that will be compatible with a variety of commercially viable hardware platforms and communications networks. Suppliers of these platforms and networks, from cable TV operators to telecommunications companies, are now forming strategic alliances with suppliers of telecommunications infrastructure services.


         We believe that we can provide the infrastructure necessary for the latest communication systems by fabricating, building, inspecting and maintaining wireless and satellite based communication transmitting and receiving facilities for providers of wireless communication services.


         Cellular telephones and Personal Communications Systems (commonly referred to as "PCS") in the United States and Canada rely on analog and digital technology. A cellular telephone transmits a radio signal to the closest cellular communications facility. The communications facility contains an antenna that is connected by wireline or short haul microwave to a nearby switching office. The switching office processes signals for several cellular facilities. For transmission from a mobile telephone to a telephone that is not a mobile phone, the switching office connects the telephone signal to a local telephone exchange. For transmission between two mobile telephones, the switching office locates the receiving cellular communication facility to which the receiving telephone is connected and completes the connection by transmitting the signal to that facility. If one or both of the cellular telephones is moving, such as a car phone, the local switching station hands the signal off to a different facility as the phone moves from one area to another.

         Cellular telephones use radio frequencies to transmit to the communication facilities. The number of frequencies that are available to transmit to a communication facility is limited. In areas with heavy demand for cellular services, these available frequencies become congested. To increase capacity, the number of cells is increased. This result in smaller cells that cover a smaller geographic area. As a result, the cells must be closer together and the demand for additional communications towers increases.

         We initially constructed primarily microwave and cellular transmission facilities, and installed electronic lines and components. As microwave technology evolved and matured, so did the construction and installation services relating to those technologies. In fact, we often return to previously built facilities to upgrade the equipment. Recent years have seen the rise of the use and demand for cellular telephones and PCS. We design, build, and install towers and rooftop sites that house cellular telephone and PCS antennae. These facilities are presently designed for use with microwave, cellular telephone, pager, specialized mobile radio and satellite based radio technologies.


         HISTORY OF THE COMPANY

         Microwave Transmission Systems, Inc. was originally incorporated as West Covina Auto Parts, Inc., ("Wesco") a California corporation on June 22, 1962. On May 3, 1993, Reddi Brake Supply Company, Inc, a California corporation, merged with and into Wesco, with the surviving corporation amending its name to RBSC, Inc. ("RBSC") on May 23, 1997. On December 11, 1998, the prior management of RBSC changed its state of incorporation from California to Texas by merging with and into RBS
Acquisition Corp., a Texas corporation. On August 6, 1999, Preston David
Spurlin acquired 5,750,000 shares of the common stock (or approximately 92% of the outstanding shares) of RBS Acquisition Corp. in exchange for 100% of the common stock of Microwave Transmission Systems, Inc., a Texas corporation which became its wholly-owned subsidiary of RBS Acquisition Corp. On January
11, 2000, RBS Acquisition Corp. changed its corporate name to Microwave Transmission Systems, Inc. On January 12, 2000, our wholly-owned subsidiary changed its name to MTSI, Inc.










         STOCK EXCHANGE WITH MICROWAVE TRANSMISSIONS SYSTEMS, INC.

         The wireless communications infrastructure business currently operated by us was commenced in 1987 by Microwave Transmission Systems, Inc., a Texas corporation ("MTSI") which is now our wholly-owned subsidiary. On August 6, 1999, the prior management of RBS Acquisition Corp. entered into a Stock Exchange Agreement (the "Exchange") with MTSI pursuant to which Preston David Spurlin, the sole shareholder of MTSI, assigned his equity ownership interest in that company to us in exchange for 5,750,000 shares (or approximately 92%) of our outstanding common stock. At the time of the Exchange, RBS Acquisition Group had no operations and essentially no assets, and was 60% owned by Halter Financial Group. Following the Exchange, the former officers and directors of RBS Acquisition Corp. were replaced by Preston David Spurlin, our only officer and director. Preston David Spurlin entered into this transaction in order to enable us to begin the process of becoming a publicly-traded company.

         The Stock Exchange Agreement was approved by the holders of our outstanding shares of common stock issued pursuant to the Plan on September 23, 1999. On January 11, 2000, we changed our corporate name to Microwave Transmission Systems, Inc. On January 12, 2000, MTSI changed its corporate name to MTSI, Inc.

         As a result of the Exchange, our current capitalization structure is as follows:



                                      ----------------------------------------------------------

                                          # of  shares                     # of shares
                                      ----------------------------------------------------------

                                          Before           %             After            %
                                          ------          ---            -----           ---
Preston David Spurlin                          0             0%       5,750,000        92.00%

Halter Financial Group, Inc.             300,000            60%         300,000          4.8%

All Other Shareholders                   200,084            40%         200,084          3.2%
                                         -------            ---         -------          ----

     TOTAL                               500,084           100%       6,250,084        100.0%
                                         =======           ====       =========        ======




BUSINESS DEVELOPMENT

         SUMMARY. Our principal goal is to position MTSI as an industry leader in the design, fabrication, construction and maintenance of high quality products. To achieve this goal, we have adopted a multi-tiered strategy to:

-
-         Manage Risk Effectively
-         Attract the Best and Brightest Talent
-         Broaden Capabilities

-         Maximize Market Opportunities
-         Exploit Key Markets and Segments
-         Retain Options and Maintain Flexibility

         SITE DEVELOPMENT BUSINESS. We offer each phase of our site development services to our customers. These services and phases are the same ones we employ for our own benefit when we build towers for our ownership. Our customers generally hire us through a single purchase order for each site or group of sites. These purchase orders summarize the billing details and specifications for each site, and are not a guarantee or representation of future business from such customer(s). Customers may hire us to perform some or all of the services we offer.


         The following narrative illustrates a complete tower construction project: During Phase I, network pre-design, we perform pre-design analysis by investigating those geographic areas that are designated as a priority by our customer. We then identify, to the extent possible, all sites which meet the customer's RF requirement in those areas. We then create maps of the sites, analyzing for a number of factors, including which areas may have the most favorable zoning regulations and availability of co-location opportunities. Typically, we conduct preliminary zoning analysis and determine those areas where zoning approval is likely, along with a possible time frame for approval. We use Phase I services to eliminate costly redesigns once a project is started, which can result in significant savings of both time and money.


         In Phase II, site selection, we determine which sites most closely meet the Radio Frequency ("RF") engineering requirements of the customer, which sites are leasable or can be purchased, which sites have the potential to be zoned for site construction or co-location based on the then-current zoning requirements, and which sites are most suitable for construction and installation of antennae. We select the most suitable sites based on demographics, traffic patterns and signal characteristics. Typically, we identify two or three potential sites for each location in the RF engineering plan, with the intent of co-locating on an existing site or constructing a new site on the location most advantageous to the customer. We also seek Federal Aviation Administration approval for the antennae and tower at this time.

         In Phase III, site acquisition, we secure the right from the property owner to construct a tower or co-locate on the site. Depending on the type of interest in the property that best suits the needs of our customer, we negotiate and enter into one of the following types of agreements on behalf of the customer:

         1) A contract of sale pursuant to which the customer acquires fee title to the property;

         2) A long-term ground or rooftop lease pursuant to which the customer acquires a leasehold interest in the property (typically a five-year lease with four or five renewal periods of five years each);

         3) An easement agreement pursuant to which the customer acquires an easement over the property; or

         4) An option to purchase or lease the property pursuant to which the customer has a future right to acquire fee title to the property or acquire a leasehold interest. During this phase of the site development service, we generally obtain a title report on the site, conduct a survey of the site, perform soil analysis of the site and obtain an environmental survey of the site.

         Phase IV, local zoning and permitting, includes the preparation of all appropriate zoning applications and providing representation at any zoning hearings which may be conducted. During this phase, we also obtain all necessary entitlement land use permits necessary to commence construction or install equipment on the site.

         Phase V, construction and installation, involves the construction management of the tower on a selected site, whether by the third party or directly by us. Phase V includes the preparation of a construction budget, the installation or monitoring of the installation of equipment and antennae, hiring sub-contractors to perform the actual construction of the tower or equipment installation when not performed by us, the preparation of a construction schedule, monitoring all vendors' delivery and installation of equipment and monitoring the completion of all construction and landscaping of the site.

         Our site development business is headquartered in Richardson, Texas. Once we are hired to work on a site development project, we dispatch a site development team from headquarters to the project site and establish a temporary field office for the duration of the project. The site development team is typically composed of our permanent employees and supplemented with local hires employed only for that particular project. A team leader is assigned to each phase of the site development project and reports to a project manager who oversees all team leaders. Upon the completion of a site development project, the field office is closed and all of our permanent employees are either relocated to another project or directed to return to headquarters.


         We generally set prices for each site development service separately. Customers are billed for these services on a fixed price or time and materials basis and we may negotiate fees on individual sites or for groups of sites. Our customers generally hire us through a single purchase order for each such site or group of sites, rather than a lengthy contract. These purchase orders summarize the billing details and specifications for each site, and are not a guarantee or representation of future business from such customer(s). Consequently, there can be no assurance that we will receive future business from our past or current customers. Currently, approximately 60% of our site development business is concentrated in Texas, with the other 40% disbursed across the United States and internationally.



         MAINTENANCE AND MANAGEMENT. Once constructed, we maintain and manage our communication sites through a combination of in-house personnel and independent contractors. In-house personnel are responsible for oversight and supervision of all aspects of site maintenance and management, and are particularly responsible for monitoring security access and lighting, RF emission and interference issues, signage, structural engineering and tower capacity, tenant relations and supervision of independent contractors. We hire independent contractors locally to perform routine maintenance functions such as landscaping, pest control, snow removal, vehicular access, site access and equipment installation oversight. We engage these independent contractors on either a fixed fee or time and materials basis.



         Our network operations center is in Richardson, Texas, where, among other functions, we have centralized our monitoring of security access and lighting for our towers. As the number of communication sites we own and manage increases, we anticipate increased expenditures to expand our maintenance infrastructure, including expenditures for personnel and computer hardware and software, which may be material expenditures.

         PROJECTS COMPLETED/UNDERWAY. During the past three (3) years, we have completed approximately 1,080 Projects. As used herein, "Projects" includes the construction, installation, repairs, maintenance and/or updating of tower and antennae sites. Currently, we have eighteen (18) Projects underway. If a customer hires us to build a complete tower from start to finish, a Project takes an average of forty-five (45) days to complete.



         STRATEGY FOR FUTURE GROWTH. To capitalize on the growing demand for communications facilities and antenna sites, we are now seeking to implement an integrated program of tower ownership, antenna site leasing and communications site services. Historically, we have built communications towers on a turnkey basis according to specifications provided by the site owner and retained no ownership of the site or completed facilities. We are currently embarking on a built-to-suit-to-own program (described below), whereby we will enter into agreements with service providers for the construction of a communications tower. We would build the tower to the specifications provided by the service provider. The service provider would then lease one or more antenna sites on the tower from us. We anticipate that these towers will be able to accommodate multiple tenants. The antenna site leasing companies are expected to come from a wide range of industries, including cellular, PCS, enhanced specialized mobile radio, paging, fixed microwave, radio and television.



         Our goal is to construct new tower networks in and around markets in which we already have a presence. Currently, approximately 60% of our site development business is concentrated in Texas, with the other 40% disbursed across the United States and internationally. We also intend to target new markets, both domestically and internationally, that have not been significantly built out by carriers or other communications site companies. By working with one or more "anchor" tenants, we will seek to develop a comprehensive plan for a particular network by locating new sites in areas identified by our customers as optimal for their network expansion requirements. In order to minimize the risk associated with the investment, we will generally seek to secure commitments for leasing prior to commencing construction.



         Our management believes that our current work in the site development services business, our existing national field organization and our existing relationships with wireless service providers provide us with a solid foundation for growth. We also believe that the following four (4) strategies will maintain that foundation and will enhance our opportunities for future growth:



         - Developing New Towers That We Will Own and Operate. As wireless service providers increasingly outsource their investment in, and ownership of, towers, we plan to meet their needs by using our expertise and relationships in the site development business to construct towers with anchor tenants through build-to-suit programs. We intend to aggressively identify attractive locations for new towers and strategically complete pre-construction procedures necessary to secure tower sites in advance of customer demand.



         - Maintaining and Capitalizing on Strong Relationships with Major Wireless Service Providers. We believe that we are well-positioned to be a preferred partner of wireless service providers in build-to-suit programs due to our existing relationships with wireless service providers and our past operating experience. Generally, the provider-personnel responsible for awarding site development projects for wireless service providers are the same personnel who make decisions with respect to build-to-suit programs. We will continually market our build-to-suit programs to such site development service customers.



         - Maintaining Our Expertise in Site Development Services. We currently perform an array of site development services for wireless service providers across the United States and internationally. We believe that our knowledge of local markets and existing customer relationships will allow us to identify and participate in site development projects across the United States and internationally.



         - Capitalizing on Management Experience. Our management team has extensive experience in site development services. Preston David Spurlin, our President and Chief Executive Officer, has more than twenty (20) years of experience in the communications infrastructure industry.



         BUILD-TO-SUIT PROGRAMS. We plan to construct towers pursuant to antennae site lease agreements negotiated with an anchor tenants only after making the determination that the initial or planned capital investment for those towers would not exceed a targeted multiple of expected tower cash flow from those towers over a certain period of time. Our sales representatives will then attempt to sell our build-to-suit programs by utilizing their existing relationships in the wireless communications industry to target wireless service providers interested in outsourcing their network build-out. Our sales representatives will make proposals for build-to-suit towers in response to competitive bids or specific requests and in circumstances where we feel that the provider would have an interest in build-to-suit towers. Although the terms may vary from proposal to proposal, we will typically seek to sign a five-year lease agreement with each anchor tenant, with four or five additional five-year renewal periods at the option of the lessee. While the proposed monthly rent also varies, broadband customers utilizing PCS, cellular or ESMR should generally pay more than the aggregate monthly rent paid by paging or other narrowband customers. Additionally, anchor tenants should typically pay lower monthly rents than subsequent tenants of a similar type service. In certain cases, an anchor tenant may enjoy an introductory lease rate for a given period of time.



         A wireless provider accepts the terms of the proposal by awarding us a non-binding "mandate" to pursue specific sites, specific search rings or general areas. Based on the status of the geographic areas, we would perform such due diligence investigations only for a designated period during which time we would analyze the site based on a number of factors, chiefly, co-location opportunities, zoning and permitting issues, economic potential of the site, difficulty of constructing a multi-tenant tower and the remoteness of the site. These mandates will be non-binding agreements under which either party may terminate the mandate at any time and/or for any reason.



         If, after our due diligence investigation during a mandate, we conclude that it is economically feasible to construct the towers requested by the wireless service provider, we would attempt to enter into an antennae site lease agreement with the provider. In some cases, we would build a tower for the carrier regardless of the outcome of our due diligence investigation. We are negotiating several master build-to-suit agreements, including antennae site lease terms, with providers in specific markets who we believe will facilitate our obtaining build-to-suit programs. The antennae site lease agreements shall typically provide that all obligations will be conditioned on our receiving necessary zoning approvals (where applicable). Some of our antennae site lease agreements shall contain penalty or forfeiture provisions in the event that the tower is not completed within specified time periods.



         STRATEGIC SITING. Our strategic siting activities will focus on developing new towers in locations chosen by us rather than by anchor tenants in build-to-suit programs. We will attempt to identify attractive locations for new towers and strategically complete preconstruction procedures necessary to secure the site in advance of demand from a specific customer. We may invest in the zoning and permitting of these strategic sites (and even the construction of the towers) when we have not yet obtained an anchor tenant if we believe that demand for the site will exist in the near term, or that a competitor of ours may acquire the site if we wait until an anchor tenant is secured. However, we generally will not build a tower on a strategic site unless and until we have signed a lease with a tenant.


         CUSTOMERS


         We have performed site development services for many of the largest wireless service providers over the past several years. The majority of our contracts have been for PCS broadband, ESMR (Enhanced Specialized Mobile Radio), cellular and paging customers. We also service PCS narrowband, SMR (Special Mobile Radio) and MDS (Multiple Address Systems) wireless providers. In 1999, our largest customers were Pathnet, Inc., MCI Worldcom, and Southwestern Bell Wireless, representing 30.3%, 26.8%, and 12.9% of our revenues, respectively. In 1998, our largest customers were MCI Worldcom, Southwestern Bell Mobile and Viper Communications, Inc., representing 35.0% and 15.3% of our revenues, respectively. No other customer represented more than 10% of our revenues during these periods. Our customers generally hire us through a single purchase order for such site, rather than a lengthy contract. These purchase orders summarize the billing details and specifications for each site, and are not a guarantee or representation of future business from such customer(s). Consequently, there can be no assurance that we will receive any future business from our past or current customers. Currently, approximately 60% of our site development business is concentrated in Texas, with the other 40% disbursed across the United States and internationally.


         SALES AND MARKETING


         A successful integrated transmission infrastructure and service provider company requires creative and technical talent, along with skilled experienced service personnel. We believe that we have assembled such a team and that we have coupled this team with executive management that has a blend of entrepreneurial and operational experience.

         Our sales and marketing goals are to:

-    Begin our site leasing business;

- Further cultivate existing customers to obtain mandates for build-to-suit programs as well as to sell site development services;

- Use our contacts and industry knowledge to better identify attractive locations for new tower builds;

- Use existing relationships and develop new relationships with wireless service providers to lease antennae space on our owned or managed communication sites;

- Form affiliations with select communications systems vendors who utilize end-to-end services, including those provided by use, which will enable us to market our services and product offerings through additional channels of distribution; and


-    Sustain our current revenue from our site development business.



          Our management believes that we have historically capitalized on our experience, performance and relationships with wireless service providers to position ourselves for additional site development business. We are currently seeking to leverage these attributes to obtain build-to-suit mandates, and we expect to continue to enhance and leverage these to sell build-to-suit programs and antennae space on our owned or managed communications sites. We also intend to use these attributes to identify attractive locations upon which to build towers on strategic sites.



         Our primary marketing and sales support is centralized and directed from our headquarters in Richardson, Texas and is supplemented by our regional offices. Our full-time marketing and sales support staff are charged with implementing our marketing strategies, prospecting and producing sales presentation materials and proposals. Maintaining and cultivating relationships with wireless service providers is a main focus of senior management. Our strategy is to delegate sales efforts to those employees of ours who have the best relationships with wireless service providers. We assign our representatives specific accounts based on historical experience with a provider and the quality of the relationship between these representatives and such provider. Most wireless service providers have national corporate headquarters with regional offices. Our management believes that most decisions for site development and site leasing services are made by providers at the regional level with input from their corporate headquarters. Our sales representatives work with the provider representatives at the local level and, when appropriate, at the national level. Our sales staff compensation is heavily weighted to incentive-based goals and measurements. In addition to our marketing and sales staff, we rely upon our executive and operations personnel on the national and field office levels to identify sales opportunities within existing customer accounts, as well as acquisition opportunities.


         COMPETITION


         SUMMARY. The industry for wireless infrastructure building and implementation services is highly competitive and fragmented. Most industry participants are small companies with fewer than fifty employees. Other recent entrants into the market are wireless equipment manufacturers that provide services in conjunction with the sale of wireless equipment. Finally, the increased demand for wireless infrastructure building that far outstrips the supply of companies able to provide the products and services required has resulted in the recent entry of traditional, non-wireless engineering and construction companies and non-wireless subcontractors into the market. As demand for wireless infrastructure building increases, we expect that more of these non-traditional competitors will enter the market, thereby increasing competition.

         SITE LEASING COMPETITION. In this area, we face competition from American Tower Corporation, Crown Castle International Corporation, Pinnacle Holdings, Inc. and SBA Communications Corporation. These competitors are attempting to consolidate tower ownership through acquisitions. We compete for site leasing tenants with:


1. Wireless service providers that own and operate their own tower footprints and lease, or may in the future decide to lease, antennae space to other providers;

2. Site development companies that acquire antennae space on existing towers for wireless service providers, manage new tower construction and provider site development services;

3.       Other large independent tower companies; and

4.       Similar local independent tower operators.


         WIRELESS SERVICE PROVIDERS. Wireless service providers which own and operate their own tower networks are generally substantially larger and have greater financial resources than we do. We believe that tower location, capacity, price, quality of service and density within a geographic market historically have been and will continue to be the most significant competitive factors affecting tower leasing companies.




         MAINTENANCE AND MANAGEMENT COMPETITION. The following companies are primarily competitors for our site management activities: AAT, APEX, JJS Leasing, Inc., Motorola, Signal One, Subcarrier Communications and Tower Resources Management.



         SITE DEVELOPMENT COMPETITION. We also compete for development and new tower construction opportunities with wireless service providers, site developers and other independent tower operating companies and believe that competition for site development will increase and that additional competitors may enter the tower market, some of whom may have greater financial resources than we do. We believe that the majority of our competitors in the site development business operate within local market areas exclusively, while some firms appear to offer their services nationally, including American Tower Corporation, Tetratech, Pyramid, NLS and SpectraSite. Our market includes participants from a variety of market segments offering individual, or combinations of, competing services. The field of competitors includes site development consultants, construction companies, tower owners/managers, radio frequency engineering consultants, telecommunications equipment vendors (which provide end-to-end site development services through multiple subcontractors) and providers' internal staff. We believe that providers base their decisions on site development services on certain criteria, including a company's experience, track record, local reputation, price and time for completion of a project, and believe that we compete favorably in these areas.


         EMPLOYEES


         As of May 15, 2000, we had forty-four (44) employees, none of whom is represented by a collective bargaining agreement. All of our employees are full-time employees. Of our total employees, three (3) work in management, ten
(10) in administration and thirty-two (32) in construction. We consider our employee relations to be good, and we have never experienced a work stoppage. From time to time, we also employ independent contractors to support our operation.

         Our future success will depend in part upon our ability to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. As part of our retention efforts, we seek to minimize turnover of key employees by emphasizing our industry experience, our work environment and our competitive compensation packages. Due to the nature of our business, we experience a "run-up" and "run-down" in employees as contracts are completed in one area of the country and are commenced in a different area.

         REGULATORY AND ENVIRONMENTAL MATTERS

         FEDERAL REGULATIONS. Both the Federal Communications Commission ("FCC") and Federal Aviation Administration ("FAA") regulate towers used for wireless communications transmitters and receivers. These regulations control the siting and marking of towers and may, depending on the characteristics of particular towers, require registration of tower facilities. Wireless communications devices operating on towers are separately regulated and independently licensed based upon the particular frequency used.

         Pursuant to the requirements of the Communications Act of 1934, the FCC, in conjunction with the FAA, has developed standards to consider proposals for new or modified antennae. These standards mandate that the FCC and the FAA consider the height of proposed antennae, the relationship of the structure to existing natural or man-made obstructions and the proximity of the structure to runways and airports. Proposals to construct or to modify existing antennae above certain heights are reviewed by the FAA to ensure the structure will not present a hazard to aviation. The FAA may condition its issuance of a no-hazard determination upon compliance with specified lighting and/or marking requirements. The FCC will not license the operation of wireless telecommunications devices on towers unless the tower has been registered with the FCC or a determination has been made that such registration is not necessary. The FCC will not register a tower unless the tower has been registered with the FAA. The FCC may also enforce special lighting and painting requirements. Owners of wireless transmissions towers may have an obligation to maintain painting and lighting to conform to FCC standards. Tower owners may also bear the responsibility of notifying the FAA of any tower lighting outage. Failure to comply with the applicable requirements may lead to civil penalties.

         The Telecommunications Act of 1996 amended the Communications Act of 1934 by giving state and local zoning authorities jurisdiction over the construction, modification and placement of towers. The new law preserves local zoning authority by prohibiting any action that would (1) discriminate between different providers of personal wireless services or (2) ban altogether the construction, modification or placement of radio communication towers. Finally, the 1996 Telecom Act requires the federal government to help licensees for wireless communications services gain access to preferred sites for their facilities. This may require that federal agencies and departments work directly with licensees to make federal property available for tower facilities.

         Owners and operators of antennae may be subject to, and therefore must comply with, environmental laws. The FCC's decision to license a proposed tower may be subject to environmental review pursuant to the National Environmental Policy Act of 1969, which requires federal agencies to evaluate the environmental impacts of their decisions under certain circumstances. The FCC has issued regulations implementing the National Environmental Policy Act. These regulations place responsibility on each applicant to investigate any potential environmental effects of operations and to disclose any significant effects on the environment in an environmental assessment prior to constructing a tower. In the event the FCC determines the proposed tower would have a significant environmental impact based on the standards the FCC has developed, the FCC would be required to prepare an environmental impact statement. This process could significantly delay the registration of a particular tower.

         ENVIRONMENTAL REGULATION. As an owner and operator of real property, we are subject to certain environmental laws that impose strict, joint and several liability for the cleanup of on-site or off-site contamination and related personal or property damages. We are also subject to certain environmental laws that govern tower placement, including pre-construction environmental studies. Operators of towers must also take into consideration certain RF emissions regulations that impose a variety of procedural and operating requirements. The potential connection between RF emissions and certain negative health effects, including some forms of cancer, has been the subject of substantial study by the scientific community in recent years. To date, the results of these studies have been inconclusive. We believe that we are in substantial compliance with and we have no material liability under all applicable environmental laws. These costs of compliance with existing or future environmental laws and liability related thereto may have a material adverse effect on our prospects, financial condition or results of operations. We had no costs from our compliance with these laws during the past three (3) years.

         STATE AND LOCAL REGULATIONS. Most states regulate certain aspects of real estate acquisition and leasing activities. Where required, we conduct the site acquisition portions of our site development services business through licensed real estate brokers or agents, who may be our employees or hired as independent contractors. Local regulations include city and other local ordinances, zoning restrictions and restrictive covenants imposed by community developers. These regulations vary greatly, but typically require tower owners to obtain approval from local officials or community standards organizations prior to tower construction. Local zoning authorities generally have been hostile to construction of new transmission towers in their communities because of the height and visibility of the towers.

RESEARCH. We do not generally spend any material amount of our resources on research and development.

SUPPLIERS. We are not dependent upon any supplier/vendor to construct our towers and all of the materials necessary for their construction are readily available from multiple suppliers. Our principal vendors currently include Davis Motor Crane Service, FWT, Inc., Hutton & Company, J. Wisdom Travel, Inc., Madden Bolts, Mobil Fleet, Office Depot, Texas Bonner Chevrolet, Texas Fleet, United Rentals and Baillargeon Ford.

LICENSES, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENT, PATENTS, TRADEMARKS OR LABOR CONTRACTS. We have construction licenses in the states of Florida (#CO-C0573) and New Mexico (#32164). Our management believes that we are in compliance with all regulatory requirements in the states in which we conduct business.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION RESULTS OF OPERATIONS

                             RESULTS OF OPERATIONS

         YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR-ENDED DECEMBER 31, 1998.

         REVENUES. We recorded a net profit of $306,147, or $.05 per share for 1999 as compared to a net profit of $125,369, or $.02 per share for 1998.


         Total revenues for 1999 were $6,358,896, an increase of $1,619,298 or 34.1% compared to revenues of $4,739,598 for 1998. The increase in revenues was due largely to the accelerated build out of the wireless infrastructure, which occurred as wireless service providers increasingly sought to increase their service areas, in part by increasing site development.


         Our management expects that the current accelerated build-out of the wireless infrastructure will continue over the long-term, which would positively impact our revenue. Our management does not know of any other known trends or events which are reasonably likely to have a material impact on our revenues.

         OPERATING COSTS. Cost of sales increased by $913,941 or 28.6% from 1998 to 1999 due primarily to the increase in related sales. The overall increase is generally made up of the net of the following increases or decreases:

  -- Direct labor costs increased by $744,219 or 34.8% primarily due to increases in labor utilization and the need to meet customer demands for turnkey construction solutions. As a percentage of revenue, they increased from 44.9% in 1998 to 45.2% in 1999.

  -- Fuel costs increased by $28,474 or 37.3% primarily due to soaring gas prices and increased labor effort.

  -- Job travel expenses increased by $85,940 or 47.4% primarily due to increased airfare pricing and increased revenue.

  -- Material costs increased by $133,481 or 38% primarily due to meeting customers demands of a turnkey construction solution.

  -- Expenses not billed increased $110,302 or 271%. This is primarily due to the magnitude and scope of the many projects underway at the end of the year. We expect to complete these projects and record the revenue in the first quarter 2000.

         Operating expenses increased by $404,068 or 27.5%. This increase was primarily due to the legal and accounting costs associated with the reverse merger of MTSI with RBS Acquisition Corp. As a percentage of revenue, these costs decreased from 30.9% in 1998 to 29.3% in 1999.


         DEPRECIATION, AMORTIZATION, RENT AND INTEREST. Depreciation expense increased from $142,856 in 1998 to $187,842 in 1999. This was primarily due to the addition of several pieces of needed equipment. Rent remained consistent with prior year numbers. Interest expense decreased $6,301 or 19.3%. This was primarily due to increased cash flow from operations resulting in less average borrowings during 1999.


         INCOME TAX EXPENSE. Deferred tax liability increased $103,194 or 32.7% to $417,828. This liability exists primarily due to the use of the cash method of accounting for income tax purposes through December 31, 1999. We are required to change accounting methods for tax purposes in 2000 and believe that the payment of this liability will be spread out over four years.


         LIQUIDITY AND CAPITAL RESOURCES

         At December 31,1999, our working capital ratio was 1.31 to 1 compared to 1.27 to 1 at December 31, 1998. We had a working capital surplus of $417,332 at the end of December 31,1999, as compared to a surplus of $293,784 at the end of 1998. The increase in our working capital ratio and working capital is primarily due to an increase in cash collections and increased revenue.

         Net cash provided by operating activities for 1999 totaled $405,868 as compared to net cash provided by operating activities of $145,321 for the year ended 1998. The increase in net cash provided by operating activities is primarily the result of increased operating income.

         Capital expenditures for 1999 were $287,570 as compared to $273,110 in 1998. The increase is primarily associated with new equipment and vehicles to meet the needs of continued expansion.

         We have a line of credit of $450,000, of which we had borrowed
$400,806 at the end of 1999. The borrowing base fluctuates based on reports submitted by us to the lender on an as needed basis. The availability of this credit is determined by a calculation of 80% of the eligible accounts receivable submitted since the last report. The line of credit expires November 20, 2000. The current interest rate on our line of credit is 9.25%.


          Our management believes that cash flow provided by operations, supplemented by our positive cash position, will be adequate to meet our need to sustain moderate growth. Our management believes that we will be able to increase our borrowing limits under our line of credit. Our management also believes that we are capable of borrowing additional amounts to acquire equipment and of raising capital through the sale of our stock. Some or all of these resources may be utilized to fund additional growth opportunities.


                  Our management believes that our capital resources and/or our ability to raise additional capital resources are sufficient for our needs through the end of 2001.


                           PERIOD ENDED MARCH 31, 2000

         REVENUES. We recorded a net profit of $33,738 or $.01 per share for the three months ended March 31, 2000 as compared to a net profit of $91,768, or $.01 per share for the three months ended March 31, 1999. The decrease is primarily due to the increase in tax expense. Pre tax income was $166,253 and $131,086, respectively.


         Total revenues for the three months ended March 31, 2000 were $1,477,102, an increase of 20% compared to revenues of $1,227,786 for the same period in 1999. The increase in revenues was due largely to the continued accelerated build out of the wireless infrastructure. We expect the accelerated build out of the wireless infrastructure to continue through the year 2000.


         Our management expects that the current accelerated build-out of the wireless infrastructure will continue over the long-term, which would positively impact our revenue. Our management does not know of any other known trends or events which are reasonably likely to have a material impact on our revenues.


         OPERATING COSTS. Cost of sales increased by 35.6% from 1998 to 1999 due primarily to the increase in related sales and the net of the following increases or decreases:


     Direct labor costs increased by $64,326 or 12.3% primarily due to increases in labor utilization and the hiring of more subcontractors to meet customer demands for turnkey construction solutions. As a percentage of revenue, they decreased from 42.3% in 1998 to 39.5% in 1999.


     Job travel expenses decreased by 46% primarily due to more efficient use of local personnel.


     Material costs increased by 137% primarily due to meeting customers demands of a turnkey construction solution.


     Expenses not billed decreased $130,368 since December 31, 1999. This is primarily due to the magnitude and scope of the many projects underway at the end of the year.


         Operating expenses deceased by $8,622 or 2% and as a percentage of revenue, these costs decreased from 32.6% in 1998 to 26.4% in 1999.


         DEPRECIATION, AMORTIZATION, RENT AND INTEREST. Depreciation expense decreased from 1999 to 2000 primarily due to certain fixed assets being fully depreciated. Rent remained consistent with prior year numbers. Interest expense decreased 68%. This was primarily due to increased cash flow from operations resulting in less average borrowings during the quarter.


         INCOME TAX EXPENSE. The combined current and deferred tax liability increased $69,754 from December 31, 1999 to March 31, 2000. The increase in income tax expense for the first quarter 2000 is a result of the change from the cash method of accounting to the accrual method of accounting for tax purposes and the required inclusion of one quarter of the increase in taxable income in the year 2000. The remaining three quarters of the increase will be paid over the next three years.


LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 1999, our working capital ratio was 1.31 to 1 compared to 2.79 to 1 at March 31, 2000. We had a working capital surplus of $417,332 at the end of December 31, 1999, as compared to a surplus of $766,977 at the end of March. The increase in our working capital ratio and working capital is primarily due to an increase in cash collections and increased revenue.


         We have a line of credit of $450,000, which we had paid down to zero at March 31, 2000.


         Our management believes that cash flow provided by operations and availability on our line of credit, supplemented by our positive cash position, will be adequate to meet our need to sustain moderate growth. Our management believes that we will be able to increase our borrowing limits under our line of credit. Our management also believes that we are capable of borrowing additional amounts to acquire equipment and of raising capital through the sale of our stock. Some or all of these resources may be utilized to fund additional growth opportunities.


                  Our management believes that our capital resources and/or our ability to raise additional capital resources are sufficient for our needs through the end of 2001.


ITEM 3.  DESCRIPTION OF PROPERTY

         We lease our primary office facility from Preston David Spurlin, our Chief Executive Officer, President, Sole Director and majority shareholder. The lease is for an initial three (3) year term expiring 1999, with a month-to-month renewal thereafter, and has been classified as an operating lease. Total rent expense associated with this lease was $56,400 for each of the years ended December 31, 1999 and 1998, respectively.

         We also lease a house from Preston David Spurlin. The house provides lodging for out-of-town employees and contractors in lieu of incurring hotel and other travel related charges. The lease began in April 1999 and continues on a month-to-month basis. Total rent expense associated with this lease was $11,900 for the year ended December 31, 1999.

         We open and close project offices from time to time in connection with our site development business, which offices are generally leased for periods not to exceed 18 months.

         Total rental expense for all of our operating leases was $68,300 and $73,596 for the years ended December 31, 1999 and 1998, respectively.

         We believe that the condition of our lease facilities is excellent, and are sufficient for our use and operation at our present level of operations. We believe that these facilities will be sufficient for our operations for the foreseeable future. In the opinion of our management, these properties are adequately insured, in good condition and suitable for their anticipated future use.

         With respect to investments in real estate, real estate mortgages and securities of or interest in persons primarily engaged in real estate activities, we neither hold nor intend upon holding any such investments. It is not our policy to acquire assets primarily for possible capital gain or primarily for income. At present, we have no limitations on the percentage of our assets which may be invested in any one investment or type of investment, although this policy may be changed without a vote of our shareholders.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The table below sets forth, as of May 15, 2000, certain information with respect to the beneficial ownership of our capital stock by (1) each person who we know to be beneficial owner of more than 5% of any class or series of our capital stock; (2) each of the directors and executive officers individually and
(3) all directors and executive officers as a group. At May 15, 2000, we had outstanding the following shares of capital stock issued and outstanding:
6,250,084 shares of common stock.



                       Name and Address of     Amount and Nature
Title of Class         Beneficial Owner        of Beneficial Owner     Percent of Class
--------------         -------------------     -------------------     ----------------
Common Stock           P. David Spurlin             5,750,000                92.0%


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS


The table below sets forth certain information concerning our directors and executive officers as of May 15, 2000.


NAME                       AGE         POSITION
----                       ---         --------
Preston D. Spurlin         41          Chief Executive Officer, President
                                       and Sole Director

Preston David Spurlin is the founder of MTSI, Inc. and has served as its Chief Executive Officer, President and Sole Director since its inception. From 1983 to 1987, Mr. Spurlin served first as Director of Field Operations and later as Vice President of International Tower Company. From 1979 to 1983, Mr. Spurlin worked for McFarlin Tower Company in a variety of positions including Foreman and Manager of all crews. Mr. Spurlin, his wife Cheryl and three children reside in Richardson, Texas.


COMMITTEES OF THE BOARD OF DIRECTORS. Our Board of Directors does not have any committees at this time.


ITEM 6.  EXECUTIVE COMPENSATION

The information set forth below concerns the cash and non-cash compensation to the named executive officers of the Company for each of the past three fiscal years ended December 31, 1999, 1998 and 1997. In each case, the compensation listed was paid by MTSI, Inc., our wholly-owned subsidiary. No executive officer of the Company has an employment agreement with the Company and all executive officers serve at the discretion of the Board of Directors.


                                              SUMMARY COMPENSATION TABLE
                             -------------------------------------------------------------
                      Annual Compensation                   Long Term Compensation Awards                           Payouts

(a)                 (b)      (c)         (d)        (e)            (f)           (g)                  (h)       (i)
Name and                                            Other Annual   Restricted    Securities           LTIP      All other
Principal                                           Compensation   Stock         Underlying           Payouts   Compensation(1)
Position            Year     Salary($)   Bonus($)   ($)            Award(s)($)   Opinions/SAR's(#)    ($)       ($)
-------------------------------------------------------------------------------------------------------------------------------
Preston David
Spurlin             1999     108,056      1,956                       0                0                0           21,689
   President,       1998     103,347      1,800                       0                0                0           20,959
   CEO, Director    1997      91,646      1,774                       0                0                0           19,200
-------------------------------------------------------------------------------------------------------------------------------


(1) Represents premium paid on term life insurance policies on behalf of Preston David Spurlin and employer contributions under the Profit Sharing Plan described below.


         EMPLOYEE BENEFIT PLAN. We offer a profit-sharing plan, the Microwave Transmission Systems, Inc. Profit Sharing Plan, which covers all of our employees and all employees of MTSI who have attained age 18 or older and have at least six months of service with either us or MTSI as of the semi-annual Plan entrance dates. We make non-matching contributions at the discretion of the Plan's Trustees. Employees' profit sharing accounts are fully vested after seven years. In accordance with the Profit Sharing
Plan provisions, we cover all costs associated with the administration of the Profit Sharing Plan. Employer discretionary contributions for the years ended December 31, 1999 and 1998 were $289,000 and $249,000, respectively.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


         There currently exists one loan to Preston David Spurlin, our Chief Executive Officer, President and Sole Director, from MTSI with remaining balances of $181,009 and $114,362 in 1999 and 1998, respectively. This loan bears interest at 6% annually and is payable over 20 years.

MTSI leases its office space from Preston David Spurlin. The lease agreement originated in January of 1996 and has a term of 36 months, with a month-to-month renewal thereafter. The monthly lease payment under this lease is $4,700. Total rent expense charged during both 1999 and 1998 was $56,400.

         MTSI also leases a house from Preston David Spurlin. This house provides lodging for out-of-town employees and contractors in lieu of MTSI incurring hotel and other travel related charges. The lease began in April of 1999 and continues on a month-to-month basis. Total rent expense associated with this lease was $11,900 for the year ended December 31, 1999.

         Our management believes that each of the transactions described in this
Item 7 was made on terms no less favorable to us than could have been obtained from unaffiliated third parties.


RELATED COMPANIES

         Preston David Spurlin, our Chief Executive Officer, President, Sole Director and majority shareholder, also serves as a director of and owns 51% of the stock of each of the following Texas corporations: Viper Communications Systems, Inc. ("Viper"), CKS Management, Inc. ("CKS") and Epic Communications, Inc. ("Epic"). During 1999 and 1998, MTSI received $116,751 and $107,828 administrative fee income from each of Viper, CKS and Epic, respectively. MTSI charges these related entities a fee of 2% of their gross revenues for the accounting and bookkeeping services provided to Viper, CKS and Epic. Preston David Spurlin does not control the day-to-day operations of Viper, CKS or Epic.


         On January 1, 1998, MTSI transferred vehicles under capital leases with a net book value of $224,377 and related capital lease obligations of $222,645 to each of Viper and CKS, respectively. In addition, during 1999 and 1998, MTSI made cash loans to Viper of $203,650 and $294,500, CKS of $488,000 and $504,660,
and Epic of $35,000 and $0, respectively, and MTSI paid expenses $108,815 and $15,029, respectively on behalf of these entities. MTSI charges each of Viper, CKS and Epic, respectively, 9.75% annual interest on all loans outstanding. At December 31, 1999 and 1998, MTSI had loans receivable from each of Viper totaling $272,474 and ($33,633), CKS totaling $26,789 and $232,665, and Epic totaling $(66,173) and $0, respectively. Additionally, MTSI, Inc. holds a note of Epic Communications, Inc. with a remaining balance of $37,320 and $0 at December 31, 1999 and $1998, respectively. This note bears interest at 9.75% annually and is payable over three years.

                  Epic and Viper offer the same services that we do and are hired to complete the same types of Projects that we are. However, each company is located in a specific geographical area in which their respective Projects are undertaken - Epic in Austin, Texas (servicing Austin and portions of South Texas) and Viper in Florida (servicing Florida and portions of the surrounding area). While the customers of each of Epic and Viper might consider us to undertake these Projects, our management believes that these companies are retained due to their specific geographic concentration and that for this reason we are not competitive with these customers. From time to time, we have subcontracted parts of our Projects to Epic and/or Viper on terms that our management believes were no less favorable to us than could have been obtained from unaffiliated third parties. More often, however, these companies retain us to help complete their Projects.



                  CKS performs subcontracted civil engineering services to us and to a variety of other customers. Whether or not we hire CKS or one of their competitors is based on their availability and the price of their services. Our management believes that when we have hired CKS, we have done so on terms no less favorable to us than could have been obtained from unaffiliated third parties.


         ITEM 8.  DESCRIPTION OF SECURITIES

         CAPITAL STOCK. Our authorized capital stock consists of 40,000,000 shares of common stock and 10,000,000 shares of preferred stock, each with a par value of $.001 per share. Each share of common stock entitles the holder thereof to one vote on all matters upon which shareholders are permitted to vote. No shareholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by us, and no shareholder has any right to convert his, her or its common stock into other securities. No shares of common stock are subject to redemption or any sinking fund provisions. All the outstanding shares of our common stock are fully paid and non-assessable. Subject to the rights of the holders of the preferred stock, if any, our shareholders of common stock are entitled to dividends when, as and if declared by our Board of Directors from funds legally available therefor and, upon liquidation, to a pro-rata share in any distribution to shareholders. We do not anticipate declaring or paying any cash dividends on the common stock in the year 2000. Our current line of credit agreements require prior written consent for the payment of dividends.

         Pursuant to our Articles of Incorporation, our Board of Directors has the authority, without further shareholder approval, to provide for the issuance of up to 10,000,000 shares of our preferred stock in one or more series and to determine the dividend rights, conversion rights, voting rights, rights in terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Because our Board of Directors has the power to establish such preferences and rights of any such series, it may afford the holders of any preferred stock preferences, powers and rights (including voting rights) senior to the rights of holders of our common stock. No shares of our preferred stock are currently outstanding. Although we have no present intention to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of the Company.


         As a successor to RBSC, Inc., a California corporation reorganized pursuant to a plan of bankruptcy and reorganization, we are prohibited from issuing non-equity voting securities under Section 1123(a)(6) of the United States Bankruptcy Code. If there are to be any classes of securities issued in the future, all shall possess voting power, an appropriate distribution of such voting power among such classes, including, in the case of any class of equity securities having a preference over another class of equity securities with respect to dividends, and adequate provision for the election of directors representing such preferred class in the event of default in the payment of such dividends.

         PROVISIONS HAVING A POSSIBLE ANTI-TAKEOVER EFFECT. Our Articles of Incorporation and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by the Board and to discourage certain types of transactions which may involve an actual or threatened change of control of the Company. In addition, our Board of Directors has the authority, without further action by our shareholders, to issue up to 10,000,000 shares of our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, and to issue up to 33,749,916 additional shares of our common stock. The issuance of our preferred stock or additional shares of our common stock could adversely affect the voting power of the holders of our common stock and could have the effect of delaying, deferring or preventing a change in our control.


                             ADDITIONAL INFORMATION

Statements contained in this registration statement regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to the registration statement. As a result of this Registration Statement, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and, consequently, will be required to file annual and quarterly reports, proxy statements and other information with the SEC. The registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1.800.SEC.0330. The SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with it. The address of the SEC's Website is http://www.sec.gov.


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS;
                                   MARKET DATA


         This registration statement contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Forward-looking statements are speculative and uncertain and not based on historical facts. Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Business."


         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. The reader is advised to consult any further disclosures made on related subjects in our future SEC filings.





              [The remainder of this page intentionally left blank]

                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


         MARKET INFORMATION. Our common stock was approved for trading on the NQB Pink Sheets on March 23, 2000. Although our stock has yet to trade, the set bid and ask price is $.50 as of the date of this filing. As of May 15, 2000 there was one market maker in our common stock.



         We are filing this Form 10- SB/A for the purpose of enabling our shares of common stock to commence trading on the NASDAQ Bulletin Board for OTCBB. Our Form 10- SB/A must be declared effective by the Securities and Exchange Commission prior to our being approved for trading on the NASDAQ OTCBB, and until such time as this Form 10- SB/A is declared effective, our shares of common stock will continue to be quoted on the "pink sheets." Our market maker must make an application to the National Association of Securities Dealers, Inc., or NASD, following the effective date of this Form 10- SB/A in order to have our shares of common stock quoted on the NASDAQ OTCBB.



         HOLDERS. As of May 15, 2000, there were a total of Six Million Two Hundred Fifty Thousand Eighty-Four (6,250,084) shares of our common stock outstanding, held by one thousand eighty-three (1,083) shareholders of record.

         DIVIDENDS. We have not declared any dividends on our common stock during the last two fiscal years. Our current lines of credit agreements require prior written consent for any payment of dividends.

ITEM 2.  LEGAL PROCEEDINGS

         From time to time, we are involved in various legal proceedings relating to claims arising in the ordinary course of business. We are not a party to any such legal proceedings, the adverse outcome of which, individually or taken together with all other legal proceedings, is expected to have a material adverse effect on our prospects, financial condition or result of operations.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING DISCLOSURE

         Not Applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES


         Pursuant to the Plan of Reorganization of our predecessor entity, all of our outstanding capital stock as of the date of our bankruptcy petition (March 17, 1997) were canceled. Pursuant to the Plan, we issued an aggregate of 500,084 shares of our common stock to certain of our creditors and Halter Financial Group, Inc. Such shares were issued in accordance with Section 1145 under the United States Bankruptcy Code and the transaction was thus exempt from the registration requirements of Section 5 of the Securities Act of 1933 (the "Securities Act").

         On August 6, 1999, we entered into a Stock Exchange Agreement with MTSI pursuant to which Preston David Spurlin, the sole shareholder of MTSI, assigned his equity ownership in that company to us in exchange for 5,750,000 shares (or approximately 92%) of our outstanding common stock. We relied on
Section 4(2) of the Securities Act because the transaction did not involve a public offering and was therefore exempt from the registration requirements of the Securities Act. No underwriters were used in connection with this transaction.

ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

         We have the authority under Articles 2.02a(16) and 2.02-1 of the Texas Business Corporation Act to indemnify our Directors and Officers to the extent provided for in such statute. The Texas Business Corporation Act provides, in part, that a corporation may indemnify a director or officer or other person who was, is or is threatened to be made a named defendant or respondent in a proceeding because such person is or was a director, officer, employee or agent of the corporation, if it is determined that such person:

-    conducted himself in good faith;

- reasonably believed, in the case of conduct in his official capacity as a director or officer of the corporation, that his conduct was in the corporation's best interest and, in all other cases, that his conduct was at least not opposed to the corporation's best interests; and

- in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful.

         A corporation may indemnify a person under the Texas Business Corporation Act against judgments, penalties, including excise and similar taxes, fines, settlement, unreasonable expenses actually incurred by the person in connection with the proceeding. If the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification is limited to reasonable expenses actually incurred by the person in connection with the proceeding, and shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. The corporation may also pay or reimburse expenses incurred by a person in connection with his appearance as a witness or other participation in a proceeding at a time when he is not a named defendant or respondent in the proceeding.

         Our Articles of Incorporation provide that none of our Directors shall be personally liable to us or our shareholders for monetary damages for an act or omission in such Director's capacity as a Director; PROVIDED, HOWEVER, that the liability of such Director is not limited to the extent that such Director is found liable for (a) a breach of the Director's duty of loyalty to us or our shareholders,
(b) an act or omission not in good faith that constitutes a breach of duty of the Director to us or an act or omission that involves intentional misconduct or a knowing violation of the law, (c) a transaction from which the Director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the Director's office, or (d) an act or omission for which the liability of the Director is expressly provided under Texas law. Limitations on liability provided for in our Articles of Incorporation do not restrict the availability of non-monetary remedies and do not affect a Director's responsibility under any other law, such as the federal securities laws or state or federal environmental laws.

         We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as executive officers and directors. The inclusion of these provisions in our Articles of Incorporation may have the effect of reducing a likelihood of derivative litigation against our Directors and may discourage or deter shareholders or management from brining a lawsuit against Directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted us or our shareholders.

         We have directors' and officers' liability insurance policies to cover certain liabilities of directors and officers arising out of claims based on certain acts or omissions by them in their capacity as directors or officers with policy limits of $1,000,000.

         Our Bylaws provide that our Officers and Directors shall be indemnified and held harmless by us from and against any judgments, penalties (including excise taxes), fines, amounts paid in settlement and reasonable expenses (including court costs and attorneys' fees) actually incurred by such persons in connection with all threatened, pending or completed actions, claims, suits or proceedings; PROVIDED, HOWEVER, that it must be determined that such Officer or Director acted in good faith and reasonably believed (1) that in the case of conduct in his official capacity on behalf of us that his conduct was in our best interest, (2) in all other cases that his conduct was not opposed to our best interests, and (3) with respect to any proceeding which is a criminal action, that he had no reasonable cause to believe that his conduct was unlawful. However, in the event a determination is made that an Officer or Director is liable to us or is found liable on the basis that personal benefit was improperly received by such person, such indemnification is limited to reasonable expenses actually incurred by such person in connection with the proceeding and shall not be made in respect of any proceeding in which such person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. Any indemnification under our Bylaws shall be made by us only upon a determination that indemnification of such person is proper, such determination to be made by a majority vote of a quorum consisting of Directors who at the time of the vote are not named defendants or respondents in such proceeding, or in the alternative by special legal counsel and/or the shareholders of the corporation, as described in our Bylaws.

         The above discussion of the Texas Business Corporation Act, our Articles of Incorporation, and our Bylaws is not intended to be exhaustive and is qualified in its entirety by such statutes, our Articles of Incorporation and our Bylaws, respectively.

                                    PART F/S

         The following financial information is provided in accordance with the requirements of Item 310 of Regulation S-B.

                                   MICROWAVE TRANSMISSION SYSTEMS, INC.
                                              AND SUBSIDIARY

                                INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                  Page
                                                                                                  ----
Report of Independent Certified Public Accountants..................................................F-2


Consolidated Balance Sheets at December 31, 1999 and 1998 and March 31, 2000 (unaudited)............F-3

Consolidated Statements of Income for the years ended December 31, 1999 and 1998 and the three months ended March 31, 2000 (unaudited)................................................F-5

Consolidated Statements of Cash Flows for the years ended December 31, 1999 and 1998 and the three months ended March 31, 2000 (unaudited)................................................F-6

Notes to Interim Consolidated Financial Statements..................................................F-8


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
MICROWAVE TRANSMISSION SYSTEMS, INC.

We have audited the accompanying consolidated balance sheets of Microwave Transmission Systems, Inc. and Subsidiary as of December 31, 1999 and 1998 and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Microwave Transmission Systems, Inc. and Subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.



                                                  KING GRIFFIN & ADAMSON P.C.


Dallas, Texas
February 1, 2000

                      MICROWAVE TRANSMISSION SYSTEMS, INC.
                                 AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

          At December 31, 1999 and 1998 and March 31, 2000 (unaudited)



                                                        DECEMBER 31,        DECEMBER 31,        MARCH 31,
                                                            1999               1998               2000
                                                        ------------        ------------       ----------
                                                                                               (UNAUDITED)
CURRENT ASSETS
    Cash and cash equivalents                            $   22,445          $   18,585        $   52,098
    Marketable securities, available for sale                     -                   -            78,957
    Accounts receivable - trade                           1,243,759             950,278           627,708
    Related party receivables                                25,904              70,627           322,687
    Due from affiliates                                     233,090             199,032            23,326
    Employee advances                                        12,830              15,816            17,778
    Jobs in progress                                        150,978              40,676            20,610
    Prepaid and other current assets                         18,835              32,601            17,242
    Income taxes receivable                                       -              20,000                 -
    Notes receivable - related parties                       14,763               5,036            35,466
                                                         ----------          ----------        ----------
              Total current assets                        1,722,604           1,352,651         1,195,872

Property and equipment, net                                 544,412             463,417           511,697

Non-current notes receivable -  related parties             203,566             109,326           275,626
                                                         ----------          ----------        ----------

TOTAL ASSETS                                             $2,470,582          $1,925,394        $1,983,195
                                                         ==========          ==========        ==========


                      THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                      OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                      MICROWAVE TRANSMISSION SYSTEMS, INC.
                                 AND SUBSIDIARY

                     CONSOLIDATED BALANCE SHEETS (Continued)

          At December 31, 1999 and 1998 and March 31, 2000 (unaudited)



                                       LIABILITIES AND SHAREHOLDERS' EQUITY

                                                       DECEMBER 31,      DECEMBER 31,         MARCH 31,
                                                           1999              1998                2000
                                                       ------------      ------------        -----------
                                                                                             (UNAUDITED)
Current liabilities
    Borrowings on line of credit                       $  400,806        $  350,000          $     --
    Current portion of capital lease obligation              --              42,476                --
    Current portion of long-term debt                      65,940            61,321              75,074
    Accounts payable                                       40,587            52,618              81,557
    Accrued liabilities                                   333,831           252,218              77,185
    Income taxes payable                                   56,041              --               195,079
    Deferred tax liability - current                      408,067           300,234                --
                                                       ----------        ----------          ----------
          Total current liabilities                     1,305,272         1,058,867             428,895

Deferred tax liability - non-current                        9,761            14,400             358,305
Long-term debt, less current portion                       44,598            44,021              52,349
Capital lease obligation, less current portion               --               3,302                --
          Total liabilities                             1,359,631         1,120,590             839,549

Shareholders' equity
    Preferred stock, $0.001 par value;
      10,000,000 shares authorized;
      none issued and outstanding                            --                --                  --
    Common stock $0.001 par value;
      40,000,000 shares authorized;
      6,250,084 shares issued and outstanding               6,250             6,250               6,250
    Additional paid-in capital                             (5,250)           (5,250)             (5,250)
    Accumulated other comprehensive
      income (loss)                                          --                --                (1,043)
    Retained earnings                                   1,109,951           803,804           1,143,689
                                                      ----------         ----------          ----------

   Total shareholders' equity                           1,110,951           804,804           1,143,646
                                                       ----------        ----------          ----------

   Total liabilities and shareholders' equity          $2,470,582        $1,925,394          $1,983,195
                                                       ==========        ==========          ==========


                      THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                      OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                      MICROWAVE TRANSMISSION SYSTEMS, INC.
                                 AND SUBSIDIARY

                        CONSOLIDATED STATEMENTS OF INCOME
                 For the Years Ended December 31, 1999 and 1998
              and the Three Months Ended March 31, 2000 (unaudited)



                                                                                               THREE MONTHS
                                                         YEAR ENDED         YEAR ENDED             ENDED
                                                        DECEMBER 31,       DECEMBER 31,          MARCH 31,
                                                            1999               1998                2000
                                                       ------------        ------------        ------------
                                                                                                (UNAUDITED)
Net sales                                              $  6,358,896        $  4,739,598        $  1,477,102
Cost of sales                                             4,101,005           3,187,064             959,532
                                                       ------------        ------------        ------------

         Gross profit                                     2,257,891           1,552,534             517,570

Operating expenses                                        1,869,245           1,465,177             392,056
                                                       ------------        ------------        ------------

         Operating income                                   388,646              87,357             125,514

Interest income from related parties                          6,697              19,678               6,273
Other income from related parties                           116,751             107,828              37,014
Interest expense                                            (26,228)            (32,529)             (2,548)
                                                       ------------        ------------        ------------

         Income before taxes                                485,866             182,334             166,253

Provision for income taxes
    Current                                                  76,525                   -             192,038
    Deferred                                                103,194              56,938             (59,523)
                                                       ------------        ------------        ------------
                                                            179,719              56,938             132,515
                                                       ------------        ------------        ------------

         Net income                                    $    306,147        $    125,396        $     33,738
                                                       ============        ============        ============

Net earnings per common share - basic
    and diluted                                        $        .05        $        .02        $        .01
                                                       ============        ============        ============

Weighted average number of common
    shares outstanding - basic and diluted                5,884,269           5,750,000           6,250,084
                                                       ============        ============        ============


                      THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                      OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                      MICROWAVE TRANSMISSION SYSTEMS, INC.
                                 AND SUBSIDIARY

                    CONSOLIDATED STATEMENTS OF CASH FLOWS For
                   the Years Ended December 31, 1999 and 1998
              and the Three Months Ended March 31, 2000 (Unaudited)


                                                                                               THREE MONTHS
                                                         YEAR ENDED         YEAR ENDED             ENDED
                                                        DECEMBER 31,       DECEMBER 31,          MARCH 31,
                                                            1999               1998                 2000
                                                       ------------        ------------        ------------
                                                                                                (UNAUDITED)
Cash flows from operating activities
    Net income from operations                           $   306,147        $   125,396        $    33,738
    Adjustments to reconcile net income to
      net cash provided by operating activities:
    Depreciation and amortization                            193,212            163,288             36,254
      (Gain) loss on disposal or sale of property
        and equipment                                           --                1,732             (5,000)
      Deferred income tax provision                          103,194             56,938            (59,523)
      Bad debt expense                                          --                  487               --
      Changes in operating assets and liabilities:
        Accounts receivable - trade                         (293,481)          (165,356)           616,051
        Related party receivables                             44,723            (70,627)          (296,783)
        Employee advances                                      2,986              2,453             (4,948)
        Jobs in progress                                    (110,302)            53,157            130,368
        Prepaid and other current assets                      13,766             35,609              1,593
        Accounts payable                                     (12,031)            17,629             40,970
        Accrued liabilities                                   81,613            (38,504)          (256,646)
        Income taxes payable                                  76,041            (36,881)           139,038
                                                         -----------        -----------        -----------
      Cash flows provided by operating
         activities                                          405,868            145,321            375,112

Cash flows from investing activities
    Purchases of property and equipment                     (287,570)          (273,110)           (57,535)
    Proceeds from sale of property and equipment                --                 --               30,000
    Issuance of notes receivable                            (123,999)           (89,754)           (70,000)
      Payments received on notes receivable                   33,395              3,120              6,233
      Advances to affiliates                                (835,465)          (814,189)           (65,543)
      Payments received on advances to affiliates            801,407          1,038,490            275,307
      Purchase of marketable securities                         --                 --              (80,000)
                                                         -----------        -----------        -----------
      Cash flows provided by (used in)
         investing activities                               (412,232)          (135,443)            38,462

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                     MICROWAVE TRANSMISSION SYSTEMS, INC.
                                 AND SUBSIDIARY


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  (Continued) For the Years Ended December 31,
                                  1999 and 1998
              and the Three Months Ended March 31, 2000 (Unaudited)




                                                                                                  THREE MONTHS
                                                             YEAR ENDED         YEAR ENDED            ENDED
                                                            DECEMBER 31,       DECEMBER 31,         MARCH 31,
                                                                1999               1998               2000
                                                           ------------        ------------       ------------
                                                                                                   (UNAUDITED)
Cash flows from financing activities
    Payments on capital leases                                    (45,778)        (103,356)            --
    Proceeds from line of credit                                  895,806          970,000             --

    Payments on line of credit                                   (845,000)        (910,000)        (400,806)
     Borrowings on long-term debt                                 103,810          148,940           36,430
     Repayment of long-term debt                                  (98,614)        (101,514)         (19,545)
                                                                ---------        ---------        ---------
              Cash flows provided by (used in)
                 financing activities                              10,224            4,070         (383,921)
                                                                ---------        ---------        ---------

Net increase in cash                                                3,860           13,948           29,653

Cash, beginning of  period                                         18,585            4,637           22,445
                                                                ---------        ---------        ---------

 Cash, end of period                                            $  22,445        $  18,585        $  52,098
                                                                =========        =========        =========

Supplemental disclosures for cash flow information:
    Cash paid during the period for:
      Interest                                                  $  26,200        $  32,500        $   2,548
                                                                =========        =========        =========

      Income taxes                                              $     484        $  36,881        $  53,000
                                                                =========        =========        =========


Supplemental non-cash financing and investing activities:
     Note received from sale of property and
       equipment                                                $  13,363        $    --          $  28,996
                                                                =========        =========        =========

     Property and equipment and related  note
       payable transferred to affiliate                         $    --          $ 224,377        $    --
                                                                =========        =========        =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                      MICROWAVE TRANSMISSION SYSTEMS, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 For the Years Ended December 31, 1999 and 1998



     1.  NATURE OF OPERATIONS


     Microwave Transmission Systems, Inc. (the "Company" or "MTSI"), a Texas corporation incorporated on August 7, 1987, provides contracting services related to site development and the construction of wireless communication towers. The Company's site development service business is a comprehensive service offering design, construction and operating expertise to a range of wireless service providers. Site development services include network pre-design, communication site selection, communication site acquisition, local zoning and permitting, and site construction and antennae installation. MTSI operates primarily in the U.S. and is based in Richardson, Texas.


     In September 1999, MTSI entered into a reverse acquisition agreement with RBS Acquisition Corp. ("RBS"), a publicly held "shell" Texas Corporation. RBS purchased 100% of MTSI's shares in a tax free reorganization. RBS issued 5,750,000 shares of RBS $0.001 par value common stock in exchange for all of the outstanding shares of MTSI. For accounting purposes, the acquisition will be treated as a recapitalization of MTSI with MTSI as the acquirer (a reverse acquisition). On January 12, 2000, Microwave Transmission Systems, Inc., the subsidiary, changed its name to MTSI, Inc., and the public company changed its name to Microwave Transmission Systems, Inc. The historical financial statements included herein are those of MTSI.


     2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Microwave Transmission Systems, Inc. and MTSI, Inc., its wholly-owned subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

     CASH EQUIVALENTS

     For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying values of cash equivalents, accounts receivable, accounts payable, accrued liabilities and debt approximate fair value. The fair value of notes receivable related party is approximately $172,000 and $85,000 at December 31, 1999 and 1998, respectively, using a 10% effective interest rate.

     ACCOUNTS RECEIVABLE

     The Company extends unsecured credit in the normal course of business to virtually all of its customers. Management has provided an allowance for doubtful accounts which reflects its opinion of amounts which may ultimately become uncollectible. In the event of non-performance of accounts receivable, the maximum exposure to the Company is the recorded amount shown on the balance sheet.

                      MICROWAVE TRANSMISSION SYSTEMS, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 For the Years Ended December 31, 1999 and 1998

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost. Property and equipment under capital leases are stated at the lower of fair value or the present value of minimum lease payments at the date of purchase. Expenditures for maintenance and repairs are charged directly against income. Major renewals and betterments are capitalized.

     Depreciation on property and equipment other than amounts acquired under capital leases is calculated on the straight-line method for financial reporting purposes, with useful lives ranging from 3 to 17 years. Property and equipment held under capital leases and leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset.

     FEDERAL INCOME TAXES

     The Company provides for income taxes under the asset and liability approach. This method requires that deferred tax assets and liabilities be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     REVENUE RECOGNITION

     The Company uses the completed contract method of revenue recognition. Under this method, revenue and its related expenses are not recognized until a project, or a significant phase of the project, is completed. Costs incurred, which primarily consist of labor and materials, on uncompleted projects are capitalized as jobs in progress. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

     EARNINGS PER COMMON SHARE

     Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted-average number of common shares outstanding during the year. Diluted earnings per common share is computed by dividing earnings available to common shareholders by the weighted-average number of common shares outstanding plus the number of additional shares that would have been outstanding if potentially dilutive securities had been issued. As of December 31, 1999 and 1998, the Company did not have any potentially dilutive securities.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                      MICROWAVE TRANSMISSION SYSTEMS, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 For the Years Ended December 31, 1999 and 1998


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


     RECLASSIFICATIONS


     Certain prior year amounts have been reclassified to conform to the current year presentation.

3.   NOTES RECEIVABLE - RELATED PARTIES

     The Company has a note receivable from an officer totaling $181,009 and $114,362 at December 31, 1999 and 1998, respectively. Interest on the loan is charged at 6% per annum and is paid monthly. The loan is payable over twenty years.

     The Company has a note receivable from an affiliated company totaling $37,320 and $0 at December 31, 1999 and 1998, respectively. Interest on the loan is charged at 9.75% per annum and is paid monthly. The loan is payable over three years.

4.   PROPERTY AND EQUIPMENT


     Property and equipment at December 31 consists of the following:


                                                                      1999               1998
                                                                  -----------        -----------
         Leasehold improvements                                   $    81,599        $    78,703
         Furniture and fixtures                                        62,088             52,163
         Production equipment                                         353,483            227,668
         Trailers                                                      21,455             17,466
         Vehicles - including capital leases                          605,187            548,582
                                                                  -----------        -----------
                                                                    1,123,812            924,582
         Less accumulated depreciation and amortization              (579,400)          (461,165)
                                                                  -----------        -----------
                                                                  $   544,412        $   463,417
                                                                  ===========        ===========



     At December 31, 1999 and 1998, the gross amount of vehicles and related accumulated amortization recorded under capital leases were as follows:



                                                                     1999                1998
                                                                  -----------        -----------
           Vehicles, at cost                                      $         -        $   363,552

           Less accumulated amortization                                    -           (314,429)
                                                                  -----------        -----------
                                                                  $         -        $    49,123
                                                                  ===========        ===========

                      MICROWAVE TRANSMISSION SYSTEMS, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 For the Years Ended December 31, 1999 and 1998


4.   PROPERTY AND EQUIPMENT (Continued)





     Amortization of assets held under capital leases is included with depreciation expense. Depreciation and amortization expense for the years ended December 31, 1999 and 1998 was $193,212 and $163,288, respectively.




5.   LINE OF CREDIT

     During 1998, the Company entered into a line of credit agreement with a bank with a maximum facility of $450,000. Interest is payable monthly at the prime rate plus 1.5% (10% at December 31, 1999) and the principal is due November 20, 2000. The line of credit is secured by substantially all of the assets of MTSI.

6.   LONG-TERM DEBT

     Long-term debt at December 31, 1999 and 1998 consists of the following:


                                                                                       1999            1998
                                                                                   -----------     -----------
       Note payable with interest at 8.5%, collateralized by
       vehicles, payable in monthly principal and interest
       installments of $2,992, through January, 2000                               $         -     $    37,052

       Borrowings under financing agreements, interest from 1.9% to 9.1%, collateralized by vehicles, payable in monthly principal and interest
       installments of $3,239, through October, 2001                                    63,612          54,808

       Borrowings under financing agreements, interest from 8.9% to 9.25%, collateralized by vehicles, payable in monthly principal
       and interest installments of $1,472, through December, 2001                      22,433          13,482

       Borrowings under financing agreements, interest at 8.5%,
       collateralized by vehicles, payable in monthly principal and
       interest installments of $1,542, through July, 2001                              24,493               -
                                                                                   -----------     -----------
                                                                                       110,538         105,342

       Less current portion                                                             65,940          61,321
                                                                                   -----------     -----------

                                                                                   $    44,598     $    44,021
                                                                                   ===========     ===========



     At December 31, 1999, scheduled maturities of long-term debt are as follows:


           2000                                                                    $    65,940
           2001                                                                         44,598
                                                                                   -----------

                                                                                   $   110,538
                                                                                   ===========

                      MICROWAVE TRANSMISSION SYSTEMS, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 For the Years Ended December 31, 1999 and 1998



7.   INCOME TAXES

     At December 31, 1999 and 1998 deferred tax assets (liabilities) are comprised of the following:

                                                                      1999              1998
                                                                  -----------       -------------
      Deferred tax assets
        Accounts payable and accrued expenses
          not currently deductible                                $    23,023       $     15,785
        Other                                                               -              2,456
                                                                  -----------       -------------

                    Total deferred tax asset                           23,023             18,241

      Deferred tax liabilities
        Accounts receivable                                          (380,899)          (306,272)
        Jobs in progress                                              (45,293)           (12,203)
        Property and equipment                                         (9,761)           (14,400)
        Other                                                          (4,898)                 -
                                                                  -----------       ------------

                    Total deferred tax liability                     (440,851)          (332,875)
                                                                  -----------       ------------

      Net deferred tax liability                                  $  (417,828)      $   (314,634)
                                                                  ===========       ============


     At December 31, 1999 and 1998 deferred tax assets and liabilities included in the balance sheets are as follows:


                                                                      1999              1998
                                                                  -----------       ------------
      Current deferred tax asset                                  $    23,023        $    18,241
      Current deferred tax liability                                 (431,090)          (318,475)
                                                                  -----------        -----------
        Net current deferred tax liability                           (408,067)          (300,234)

      Non-current deferred tax liability                               (9,761)           (14,400)
                                                                  -----------        -----------
        Net deferred tax liability                                $  (417,828)       $  (314,634)
                                                                  ===========        ===========


      The effective income tax rate for the years ended December 31, 1999 and 1998 vary from the statutory rate due to the following:



                                                                         1999                1998
                                                                       -------          --------
       Income tax expense at statutory rate                               34%                34%
       State taxes                                                       0.5%                  -
       Other                                                             2.5%             (2.8%)
                                                                       ------            ------
                                                                        37.0%              31.2%
                                                                       ======            =======

                      MICROWAVE TRANSMISSION SYSTEMS, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 For the Years Ended December 31, 1999 and 1998




8.   LEASES

     The Company leases its office facility from the president and majority shareholder of the Company. The lease is for an initial three-year term expiring in 1999 with a month-to-month renewal thereafter, and has been classified as an operating lease. Total rent expense associated with this lease was $56,400 for each of the years ended December 31, 1999 and 1998.

     The Company also leases a house from the president and majority shareholder. The house provides lodging for out-of-town employees and contractors in lieu of the Company incurring hotel and other travel related charges. The lease began in April 1999 and continues on a month-to-month basis. Total rent expense associated with this lease was $11,900 for the year ended December 31, 1999.

     Total rental expense for operating leases was $68,300 and $73,596 for the years ended December 31, 1999 and 1998, respectively.

9.   EMPLOYEE BENEFIT PLAN

     The Company offers a profit sharing plan, Microwave Transmission Systems, Inc. Profit Sharing Plan, which covers all employees of the Company who have attained age 18 or older with at least six months of service with the Company as of the semi-annual plan entrance dates. The Company makes non-matching contributions at the discretion of the plan's trustees. Employees' profit sharing accounts are fully vested after seven years. In accordance with the profit sharing plan provisions, the Company covers all costs associated with the administration of the profit sharing plan. Employer discretionary contributions for the years ended December 31, 1999 and 1998 were $289,000 and $249,000, respectively.


10.  RELATED PARTY TRANSACTIONS

     At December 31, 1999 and 1998, there exists a loan to an officer from the Company with a remaining balance of $181,009 and $114,362, respectively. The loan bears interest at 6% and is payable over twenty years. Additionally, the Company holds a note to an affiliated Company from MTSI with a remaining balance of $37,320 and $0 at December 31, 1999 and 1998, respectively. The note bears interest at 9.75% and is payable over three years.

     The Company leases its office space from the president and majority shareholder of the Company. The lease agreement originated in January 1996 and has a term of 36 months with a month-to-month renewal thereafter. The monthly lease payment is $4,700. Total rent expense charged during both 1999 and 1998 was $56,400.

     The Company also leases a house from the president and majority shareholder. The house provides lodging for out of town employees and contractors in lieu of the Company incurring hotel and other travel related charges. The lease began in April 1999 and continues on a month-to-month basis. Total rent expense associated with this lease was $11,900 for the year ended December 31, 1999.




     The majority shareholder of MTSI also owns 51% of the stock of Viper Communication Systems, Inc. ("Viper"), CKS Management, Inc. ("CKS") and EPIC Communications, Inc. ("EPIC"). During 1999 and 1998, the Company received $116,751 and $107,828 in administrative fee income from Viper, CKS and EPIC. MTSI charges these related entities a fee of 2% of their gross revenues for the accounting and bookkeeping services it provides to Viper, CKS and EPIC. In addition, during 1999 and 1998, the Company made cash loans to Viper,

                      MICROWAVE TRANSMISSION SYSTEMS, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 For the Years Ended December 31, 1999 and 1998

10.  RELATED PARTY TRANSACTIONS (CONTINUED)


     CKS and EPIC. In addition, during 1999 and 1998, the Company made cash loans to Viper, CKS and EPIC of $726,650 and $799,160, respectively, and MTSI paid expenses of $108,815 and $15,029, respectively, on behalf of these entities. On January 1, 1998, MTSI transferred vehicles under capital leases with a net book value of $224,377 and related capital lease obligations of $222,645 to Viper and CKS. MTSI charges Viper, CKS and EPIC 9.75% interest on all loans outstanding. At December 31, 1999 and 1998, the Company had loans receivable from Viper, CKS and EPIC totaling $233,090 and $199,032, respectively.


 11. BUSINESS AND CREDIT CONCENTRATIONS


     The Company has three customers that accounted for 70% of sales for the year ended December 31, 1999 and had two customers that accounted for 51% of sales for the year ended December 31, 1998. At December 31, 1999 and 1998, these customers accounted for 73% and 59%, respectively, of total accounts receivable.


12.  UNAUDITED INTERIM FINANCIAL INFORMATION


     The unaudited interim financial information as of March 31, 2000 and for the three months then ended, has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of this interim information. Operating results for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2000.


     EARNINGS PER COMMON SHARE


     Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted-average number of common shares outstanding during the year. Diluted earnings per common share is computed by dividing earnings available to common shareholders by the weighted-average number of common shares outstanding plus the number of additional shares that would have been outstanding if potentially dilutive securities had been issued. As of March 31, 2000, the Company did not have any potentially dilutive securities.


     MARKETABLE SECURITIES


     Marketable equity securities are classified as available for sale and are carried at market value. Unrealized gains and losses are recorded as a component of stockholders' equity until realized. Realized gains and losses on the sale of investments are based upon the specific identification method and are included in the statement of income in the period of sale.

                                    PART III

                            ITEM 1. INDEX TO EXHIBITS

The following documents are filed as exhibits to this Registration Statement:
3.1      Articles of Incorporation of Microwave Transmission Systems, Inc.
         (with amendments).*

3.2      Restated Bylaws of Microwave Transmission Systems, Inc.*

6.1      Stock Exchange Agreement by and among Microwave Transmission Systems,
         Inc., the Sole Shareholder of Microwave Transmission Systems, Inc., RBS
         Acquisition Corp., and Halter Financial Group, Inc. dated August 6,
         1999.*

6.2      Consulting Agreement by and between Microwave Transmission Systems,
         Inc. and Halter Financial Group, Inc. dated July 29, 1999.*

6.3      Commercial Lease Agreement dated January 17, 1996 by and between
         Microwave Transmission Systems, Inc. (now MTSI, Inc.) and P. David
         Spurlin.*

6.4      Lease Agreement dated April 1, 1999 by and between Microwave
         Transmission Systems, Inc. (now MTSI, Inc.) and P. David Spurlin.*



*Previously filed.

SIGNATURES

         In accordance with Section 12 of the Securities Act of 1934, the Company caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


MICROWAVE TRANSMISSION SYTEMS, INC.

DATE:  May 23, 2000                         By:         /s/ Preston David
                                                ---------------------------


Spurlin
Preston David Spurlin
Chief Executive Officer and President